SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                      INDEPENDENCE TAX CREDIT PLUS L.P. III
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                       BENEFICIAL ASSIGNMENT CERTIFICATES
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45378D 10 0
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                J. Michael Fried
                      Lehigh Tax Credit Partners III L.L.C.
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 15, 1999
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.
     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 Pages

----------------------                                   -----------------------
CUSIP No.  45378D 10 0           SCHEDULE 13D               Page 2 of 9 Pages
----------------------                                   -----------------------

 -------------------------------------------------------------------------------
1)  Name of Reporting Persons I.R.S Identification Nos. Of Above Persons
    (entities only).............................................................

         LEHIGH TAX CREDIT PARTNERS III L.L.C.
 -------------------------------------------------------------------------------
2)  Check The Appropriate Box If a Member of a Group (See Instructions)

    (a) [x].....................................................................

    (b) [ ].....................................................................
 -------------------------------------------------------------------------------
3)  SEC Use Only................................................................
 -------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)..........................................

         BK; WC
 -------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)................................................................[  ]

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization........................................

         Delaware
--------------------------------------------------------------------------------
                   (7) Sole Voting Power........................................
 Number of             3,246.69 Beneficial Assignment Certificates (representing
  Shares               assignments of limited partnership interests)
Beneficially           ---------------------------------------------------------
  Owned by         (8) Shared Voting Power......................................
Each Reporting                0
  Person               ---------------------------------------------------------
   With            (9) Sole Dispositive Power...................................
                       3,246.69 Beneficial Assignment Certificates (representing
                       assignments of limited partnership interests)
                       ---------------------------------------------------------
                  (10) Shared Dispositive Power.................................
                             0
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person................
        3,246.69 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)..........................
          7.5%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions).................................
          OO
--------------------------------------------------------------------------------

----------------------                                   -----------------------
CUSIP No.  45378D 10 0           SCHEDULE 13D               Page 3 of 9 Pages
----------------------                                   -----------------------

 -------------------------------------------------------------------------------
1)  Name of Reporting Persons I.R.S Identification Nos. Of Above Persons
    (entities only).............................................................

         LEHIGH TAX CREDIT PARTNERS, INC.
 -------------------------------------------------------------------------------
2)  Check The Appropriate Box If a Member of a Group (See Instructions)

    (a) [x].....................................................................

    (b) [ ].....................................................................
 -------------------------------------------------------------------------------
3)  SEC Use Only................................................................
 -------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)..........................................

          AF
 -------------------------------------------------------------------------------
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)................................................................[ ]

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization........................................

           Delaware
--------------------------------------------------------------------------------
                   (7) Sole Voting Power........................................
 Number of             3,246.69 Beneficial Assignment Certificates (representing
  Shares               assignments of limited partnership interests)
Beneficially           ---------------------------------------------------------
  Owned by         (8) Shared Voting Power......................................
Each Reporting                0
  Person               ---------------------------------------------------------
   With            (9) Sole Dispositive Power...................................
                       3,246.69 Beneficial Assignment Certificates (representing
                       assignments of limited partnership interests)
                       ---------------------------------------------------------
                  (10) Shared Dispositive Power.................................
                              0
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person................
        3,246.69 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
--------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)..........................
          7.5%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions).................................
          CO
--------------------------------------------------------------------------------

                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT")


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

          This statement relates to Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in Independence Tax Credit Plus L.P. III, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 625 Madison Avenue, New York, New York 10022.

Item 2.   Identity and Background

          This Statement is filed jointly by Lehigh Tax Credit Partners III L.L.C., a Delaware limited liability company ("Lehigh"), and Lehigh Tax Credit Partners, Inc., a Delaware corporation (the "Managing Member"). Lehigh and the Managing Member are sometimes collectively referred to herein as the "Reporting Persons."

          Lehigh was organized for the purpose of acquiring tax credits, including the BACs pursuant to a tender offer on Schedule 14D-1, commenced on October 9, 1998 (the "Tender Offer"). The address of Lehigh's principal office is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022. The managing member of Lehigh is the Managing Member, which is ultimately controlled by Messrs. J. Michael Fried, Stuart J. Boesky, Alan P. Hirmes and Marc D. Schnitzer and Ms. Denise L. Kiley. The Managing Member is principally engaged in the business of serving as managing member of Lehigh and certain affiliates of Lehigh which were organized for purposes similar to Lehigh. The address of the Managing Member's principal office is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022.

          Attached hereto as Appendix A is information concerning the executive officers, directors and control persons of the Managing Member, which information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

          None of the Reporting Persons nor any of the persons or entities referred to in Appendix A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          As  of  the  date  hereof,   the  Reporting   Persons  are  deemed  to
beneficially own 3,246.69 BACs. The source of all funds used to acquire beneficial ownership of the BACs is a promissory note dated as of January 12, 1999 (the "Note") obtained by Lehigh from one of its members, RCC Credit

Facility, L.L.C. ("Credit Facility L.L.C."), containing substantially the same economic terms and conditions that such member borrowed or will borrow such funds under an existing credit facility that such member has available to it with BankBoston, N.A (formerly known as The First National Bank of Boston) ("BankBoston") and Fleet Bank, National Association (collectively, the "Lenders"). The existing credit agreement is among the Lenders and Credit Facility L.L.C., Related Capital Company ("RCC") and The Related Companies, L.P. The stated interest rate is the "Base Rate" (as publicly announced by BankBoston, from time to time) plus 0.125%, which is presently equal to 7.875% per annum or, at the election of Credit Facility L.L.C., the "Euroloan Rate" which is equal to the "Eurodollar Rate" plus 2.00%. All of the BACs owned by Lehigh and all of Lehigh's membership interests have been or will be pledged to the Lenders to secure the Note. Additionally, RCC has guaranteed all amounts borrowed under such credit facility. Lehigh expects to repay all amounts borrowed from its member by selling additional membership interests to persons or entities that have a need for the tax credits and/or tax losses attributable to the BACs. No plans or arrangements have been made with regard to the payment of periodic interest required by the terms of the Note. However, it is expected that if interest payments are due and payable, Lehigh may borrow those funds from its affiliates. The discussion herein of the Note is subject to and qualified in its entirety by reference to such Note, a copy of which is attached hereto as an exhibit and incorporated herein by reference. The Managing Member is deemed to beneficially own the BACs beneficially owned by Lehigh. The BACs beneficially owned by the Reporting Persons were acquired as described below.

          Pursuant  to the  Tender  Offer,  Lehigh  purchased  an  aggregate  of
3,189.69 BACs on January 15, 1999 for an aggregate purchase price of approximately $2,392,267.50. Lehigh obtained all of such funds from the Note as described above. Prior to commencing the Tender Offer, Lehigh was assigned and acquired, a total of 57 BACs from and affiliate of Lehigh, which obtained such BACs through open market transactions.

Item 4.   Purpose of Transaction

          Each of the Reporting Persons acquired beneficial ownership of the BACs for investment purposes and not with the purpose of changing or influencing control of the Partnership. Each of the Reporting Persons retains the right, however, to change such investment intent, to acquire additional BACs or to sell or otherwise dispose of all or part of the BACs beneficially owned by such Reporting Person in any manner permitted by law.

          Although the foregoing currently reflects the present plans and intentions of the Reporting Persons, the foregoing is subject to change at any time. The Reporting Persons have and will, on an on-going basis, continue to evaluate their investment in the Partnership. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5.   Interest in Securities of the Issuer

          (a) and (b) As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 3,246.69 BACs, which constitutes approximately 7.5% of the BACs outstanding. The Reporting Persons have sole voting and sole dispositive power of all such BACs beneficially owned. Affiliates of the Reporting Persons are also affiliates of Related Independence Associates III, L.P., the general partner of the Partnership.

          (c) Except for the BACs purchased pursuant to the Tender Offer, neither Lehigh, the Managing Member, and to the best of Lehigh's knowledge, the persons listed on Appendix A, nor any affiliate thereof has effected any transaction in the BACs within the past 60 days.

          (d) The Reporting Persons have no knowledge of any persons who have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any BACs beneficially owned by the Reporting Persons.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information set forth in Item 3, Item 4 and Item 5 above is hereby incorporated herein by reference.

          Pursuant to a letter agreement dated October 6, 1998 among the Partnership, Lehigh and Related Independence Associates III L.P. ("RIA") (the "Standstill Agreement"), Lehigh agreed that, prior to October 6, 2008 (the "Standstill Expiration Date"), it will not and it will cause certain affiliates not to (i) seek to propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership, (ii) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of the Partnership, except that those affiliates bound by the Standstill Agreement will not be deemed to have violated it and formed a "group" solely by acting in accordance with the Standstill Agreement, (iii) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Standstill Agreement, or (iv) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Standstill Agreement. By the terms of the Standstill Agreement, Lehigh also agreed to vote its BACs in the same manner as a majority of all voting BACs holders; provided, however, Lehigh is entitled to vote its BACs as it determines with regard to any proposal (i) to remove RIA as a general partner of the Partnership or (ii) concerning the reduction of any fees, profits, distributions or allocations for the benefit of RIA or its affiliates. The discussion herein of the Standstill Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference.

          In connection with a tender offer commenced on April 10, 1997 by Lehigh Tax Credit Partners L.L.C. ("Lehigh I") and the settlement of matters relating to such tender offer, Lehigh I entered into an agreement with Everest Properties, Inc. ("Everest"), dated April 23, 1997 (the "Everest Agreement"). Pursuant to the Everest Agreement, Lehigh I granted to Everest, among other things, an option to purchase up to 25% of the BACs tendered in the Tender Offer on the same terms and conditions as Lehigh I's purchase of BACs (the "Everest Option"). The Everest Agreement and the Everest Option apply to BACs obtained by affiliates of Lehigh I, including Lehigh. In consideration of the foregoing, Everest agreed, among other things, that neither it nor any of its affiliates will, directly or indirectly: (i) in any manner, including, without limitation, by tender offer (whether or not pursuant to a filing made with the Securities and Exchange Commission (the "Commission")), acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any securities of the Partnership, except for (a) the BACs it acquires pursuant to the Everest Option and (b) purchases of de minimis amounts of securities in the secondary market at the prevailing secondary market price (it being understood that the purchaser of such de minimis amounts of securities shall be bound by the terms and conditions of the Everest Agreement); (ii) seek or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation, dissolution or other similar transaction involving the Partnership; (iii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Partnership;
(iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Act) with respect to any voting securities of the Partnership; (v) disclose in writing to any third party any intention, plan or arrangement inconsistent with the terms of the Everest Agreement; or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the terms of the Everest Agreement. The foregoing restrictions shall continue in full force and effect forever, in perpetuity, with respect to the securities of the Partnership unless Lehigh fails to perform its obligations under the Everest Agreement. The discussion herein of the Everest Agreement is subject to and qualified in its entirety by reference to such agreement, a copy of which is attached hereto as an exhibit and incorporated herein by reference. On December 24, 1998, in accordance with the terms of the Everest Agreement, Lehigh gave Everest notice of the number of BACs to be tendered pursuant to the Tender Offer. On December 28, 1998, Everest notified Lehigh in writing that it elected to exercise the Everest Option to purchase approximately 25% of the BACs tendered pursuant to the Tender Offer.

          Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Partnership.

Item 7.   Material to be Filed as Exhibits

EXHIBIT
  NO.      DESCRIPTION
--------   -----------

  *1.      Form of Promissory Note.

  *2. Standstill Agreement, dated October 6, 1998, among the Partnership, Lehigh and RIA.

  *3.      Letter Agreement, dated April 23, 1997, between Lehigh I and Everest.


----------

    * Incorporated by reference to the Schedule 14D-1 filed by the Reporting Persons with respect to the tender offer for BACs of Independence Tax Credit Plus III L.P., as filed with the Securities and Exchange Commission on October 9, 1998, as amended.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999

                                           LEHIGH TAX CREDIT PARTNERS III L.L.C.


                                           By: Lehigh Tax Credit Partners, Inc.,
                                               its managing member


                                               By:  /s/ J. Michael Fried
                                                    ----------------------------
                                                    Name:  J. Michael Fried
                                                    Title: President


                                            LEHIGH TAX CREDIT PARTNERS, INC.


                                            By:  /s/ J. Michael Fried
                                                 -------------------------------
                                                 Name:  J. Michael Fried
                                                 Title: President

                                   APPENDIX A


          The following sets forth information with respect to the executive officers, directors and control persons of Lehigh Tax Credit Partners, Inc., which is the managing member of Lehigh.

          Messrs. J. Michael Fried, Stuart J. Boesky, Alan P. Hirmes and Marc D. Schnitzer and Ms. Denise L. Kiley are executive officers, directors and control persons of Lehigh Tax Credit Partners, Inc. The present principal occupation of each of Messrs. Fried, Boesky, Hirmes and Schnitzer and Ms. Kiley, each of whom is a citizen of the United States, is to act as an officer of Related Capital Company ("RCC"), a New York general partnership and an affiliate of Lehigh and the Managing Member. RCC has, directly or indirectly, sponsored 22 public and 238 private real estate investment programs that have raised in excess of $2.8 billion from more than 106,000 investors. The business address of each of Messrs. Fried, Boesky, Hirmes and Schnitzer and Ms. Kiley is c/o Related Capital Company, 625 Madison Avenue, New York, New York 10022.